UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VisionChina Media Inc.

(Name of Issuer)

Common Shares, par value US$0.0001 per share

(Title of Class of Securities)

92833U 10 31

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[Continued on following pages]

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one Common Share.

CUSIP NO. 92833U 10 3	Schedule 13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Yanqing Liang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 4,557,700 Common Shares
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 4,557,700 Common Shares
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,557,700 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 92833U 10 3	Schedule 13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Massive Sheen Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 4,557,700 Common Shares
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 4,557,700 Common Shares
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,557,700 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 92833U 10 3	Schedule 13G	Page 4 of 6 Pages

ITEM 1	(a).	NAME OF ISSUER:

VisionChina Media Inc. (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1/F Block No.7 Champs Elysees Nongyuan Road, Futian District Shenzhen 518040 People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

This Schedule 13G is filed by and on behalf of (a) Yanqing Liang and (b) Massive Sheen Investments Limited. Ms. Liang is the sole beneficial owner and sole director of Massive Sheen Investments Limited. Ms. Liang may be deemed to be the beneficial owner of the Common Shares of the Issuers owned by Massive Sheen Investments Limited. Ms. Liang and Massive Sheen Investments Limited are making this single, joint filing pursuant to Rule 13d-1(k) of the Act because each of them is reporting as to the beneficial ownership of the same securities and because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing or anything contained herein shall be deemed to be an admission by the reporting persons that a group exists.

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

For Yanqing Liang:

Room 1210, 5# Champs Elysees Garden Nongyuan Road, Futian District Shenzhen 518040 People’s Republic of China

For Massive Sheen Investments Limited:

Room 1210, 5# Champs Elysees Garden Nongyuan Road, Futian District Shenzhen 518040 People’s Republic of China

ITEM 2	(c)	CITIZENSHIP:

Ms. Liang is a citizen of the People’s Republic of China. Massive Sheen Investments Limited is a British Virgin Islands corporation.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Common Shares

ITEM 2	(e).	CUSIP NUMBER:

92833U 10 3

ITEM 3.		STATEMENT FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP NO. 92833U 10 3	Schedule 13G	Page 5 of 6 Pages

ITEM 4.	OWNERSHIP.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Yanqing Liang	4,557,700	6.3%	4,557,700	—	4,557,700	—
Massive Sheen Investments Limited	4,557,700	6.3%	4,557,700	—	4,557,700	—

Massive Sheen Investments Limited is the record holder of 4,557,700 Common Shares of the Issuer. Ms. Liang is the sole director and the sole beneficial owner of Massive Sheen Investments Limited. Pursuant to Rule 13d-3 under the Act, Ms. Liang may be deemed to be the beneficial owner of the Common Shares of the Issuer owned by Massive Sheen Investments Limited. Massive Sheen Investments Limited and Ms. Liang may also be deemed to be a group as defined in Rule 13d-5(b) under the Act, and each member of such group may be deemed to beneficially own the Common Shares beneficially owned by other members constituting such group.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

The members of this group are set forth as reporting persons on Schedule 13G.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

CUSIP NO. 92833U 10 3	Schedule 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009

Massive Sheen Investments Limited

By:	/s/ Yanqing Liang
Yanqing Liang
Director

Yanqing Liang

/s/ Yanqing Liang
Yanqing Liang